SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SUNWAY GLOBAL INC.

(Name of the Issuer)

SUNWAY GLOBAL INC.

 (Name of Persons Filing Statement)

Common Stock, Par Value $0.0000001 Per Share

(Title of Class of Securities)

86800G105

(CUSIP Number of Class of Securities)

Liang Deli

Chief Executive Officer

Sunway Global Inc.

Daqing Hi-Tech Industry Development Zone,

Daqing, Heilongjiang, People’s Republic of China, 163316

86-10-61779332

with copies to:

Marc Ross, Esq.

Marcelle Balcombe, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

212-930-9700

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if this is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)
$264	$0.03

*	Estimated maximum price to be paid in lieu of fractional share interests to persons holding less than one whole share of common stock after the consummation of the reverse stock split.

**	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.0001288 by the sum of the preceding sentence.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$0.03

Form or Registration No.:	Schedule 13E-3

Filing Party:	Sunway Global Inc.

Date Filed:	July 30, 2014

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INTRODUCTION

This Rule 13E-3 Transaction Statement (the “Schedule”), is being filed by Sunway Global Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a proposed “going private” transaction. After careful consideration, our Board of Directors (the “Board”) has concluded that the costs associated with being a public reporting company in the U.S. are not justified by the benefits. The primary purpose of the going private transaction is to reduce the number of record holders of the Company’s common stock, par value $0.000001 per share (the “Common Stock”) to fewer than 300 allowing the Company to deregister its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 13(a) of the Exchange Act. After the suspension of our duty to file periodic reports and other information with the SEC, we will no longer be subject to the reporting and related requirements under the Exchange Act and we will cease to file reports and information with the SEC, as more fully described below.

To accomplish the reduction in the number of record holders of the Common Stock, the Company will effect a reverse stock split of its Common Stock, whereby each ten shares of Common Stock as of the effective date of the reverse stock split will be converted into one whole share of Common Stock (the “Reverse Stock Split”). In lieu of issuing any fractional shares held by stockholders as a result of the Reverse Stock Split, the Company will make a cash payment equal to $0.18 per pre-Reverse Stock Split share (the “Cash Payment”). Accordingly, stockholders owning fewer than ten pre-Reverse Stock Split shares will have no further interest in the Company, no longer be stockholders of the Company and will be entitled to receive only the Cash Payment multiplied by the number of pre-Reverse Stock Split shares owned by them. Stockholders owning at least ten pre-Reverse Stock Split shares, who after the Reverse Stock Split will continue as stockholders, but own a fractional share as a result of the Reverse Stock Split will receive a Cash Payment based on their pre-Reverse Stock Split share equivalent of their fractional share. The total amount of funds necessary to make Cash Payments to stockholders in connection with the Reverse Stock Split and for related expenses is estimated to be approximately $85,268. The funds for the Reverse Stock Split will come from the Company’s available funds.

Following the Reverse Stock Split, the Company will have fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, suspend its reporting obligations under Section 15 (d) of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act.

 Item 1.                 Summary Term Sheet.

As used in this Schedule (as defined hereinafter), “the Company,” “we,” “our” and “us” refers to Sunway Global Inc., and the “Transaction” refers, collectively, to the Reverse Stock Split, together with the related Cash Payment to the stockholders in lieu of the issuance of fractional shares of our Common Stock.

The Transaction is considered a “going private” transaction as defined in Rule 13e-3 promulgated under the Exchange Act, because it is intended to, and, if completed, will enable us to suspend our duty to file periodic reports and other information with the SEC under Section 13(a) thereunder. In connection with the Transaction, we have filed with the SEC this Schedule. This summary term sheet provides the information about the proposed Transaction.

•	Reverse Stock Split: We will effect a Reverse Stock Split of our Common Stock whereby each ten shares of our Common Stock will be converted into one whole share, and in lieu of our issuing fractional shares to stockholders owning less than one whole share of Common Stock after effectiveness of the Reverse Stock Split, we will pay cash equal to $0.18 per share multiplied by the number of pre-split shares held by a stockholder who owns fewer than ten shares immediately prior to the split. Stockholders with fewer than ten shares immediately prior to the Reverse Stock Split will have no further equity interest in the Company and will become entitled only to a cash payment equal to $0.18 per share times the number of pre-split shares. See “Special Factors - Structure of the Transaction” starting on page 13.
•	Approval of Stockholders: Consummation of the Reverse Stock Split does not require the affirmative vote or written consent of the stockholders. However, the holders of shares of Common Stock representing an aggregate of 97.32% of our issued and outstanding shares of Common Stock approved this Transaction by written consent. See “Special Factors – Board of Directors and Stockholder Approval” starting on page 11.

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•	Timing: The effective date of the Reverse Stock Split is the date the Company files a Certificate of Amendment to its Articles of Incorporation with the Nevada Secretary of State (the “Effective Date”).
•	Purpose of Transaction: The primary purpose of the Reverse Stock Split is to reduce the number of our stockholders of record to less than 300, thereby allowing us to “go private.” We would do so by promptly filing a Certificate of Termination of Registration (Form 15) with the SEC under the Exchange Act as soon as possible after consummation of the Reverse Stock Split so that we would no longer be required to file annual, quarterly or current reports. See “Special Factors - Purpose and Reasons for the Reverse Stock Split” starting on page 4, and “Background - Structure of the Transaction” starting on page 13.

•	Reasons for Transaction: Based on our relatively small size and limited financial resources, the Company does not believe that the costs and burdens of maintaining its status as a public company is justified given the high cost (in terms of both human capital and actual cash outlays) of remaining a public company, in the absence of interest from institutional investors and securities research analysts, and our inability to access the capital markets. Also, as a privately held company, the Company’s management may have greater flexibility to focus on improving the Company’s financial performance without the constraints caused by the public equity market’s valuation of the Company and emphasis on period-to-period performance. As a publicly traded company, the Company faces pressure from public stockholders and investment analysts to make decisions that might produce better short-term results, but over the long term lead to a reduction in the value of the Company’s equity. Furthermore, as an SEC-reporting company, the Company is required to disclose a considerable amount of business information to the public, some of which would be considered proprietary and would not be disclosed by a non-reporting company. As a result, our actual or potential competitors, customers, lenders and vendors all have ready access to this information which potentially may help them compete against us, make it more difficult for us to negotiate favorable terms with them, or facilitate legal claims against us as the case may be.

•	Approval of Board of Directors: Our Board has evaluated and reviewed various strategic alternatives to take the Company private. The Board also retained Halcyon Cabot Partners, Ltd., a firm engaging in the investment banking business (“HCP”), to render an opinion as to the fairness, from a financial point of view, of the price to be paid for fractional shares in a going private transaction involving a reverse stock split. After careful consideration, the Board has determined that the Reverse Stock Split is procedurally and substantively fair to and in the best interest of all of our unaffiliated stockholders. See “Special Factors – Fairness of the Reverse Stock Split” starting on page 6 and “Special Factors - Reports, Opinions or Appraisals” starting on page 9.
•	Fairness Determination by the Board: The Board of the Company reasonably believes that the Reverse Stock Split is substantively and procedurally fair to the stockholders of the Company (including unaffiliated stockholders). In making this determination, the Board considered many factors, including the fairness opinion of HCP that the price being offered for fractional shares is fair. See “Special Factors - Fairness of the Reverse Stock Split” starting on page 6.
•	Dissenters’ Rights: Upon effectiveness of the Reverse Stock Split, any stockholder who believes that the $0.18 per share price is unfairly low will have the right to object and have a court in Nevada determine the value of such stockholder’s shares, and to be paid the appraised value determined by the court, which could be more than $0.18 per pre-Reverse Stock Split share. A dissenters’ rights notice will be mailed to stockholders promptly after the Effective Date of the Reverse Stock Split. See “Special Factors - Dissenters’ Rights” starting on page 11.
•	Effect of Transaction: Following consummation of the Reverse Stock Split, there will be approximately 25 remaining stockholders. We do not anticipate any changes in our board or management following the Reverse Stock Split. The Company has no present intention of changing the Company’s business operations as a result of the Reverse Stock Split or to engage in any extraordinary transactions, such as a merger or sale of assets. See “Special Factors - Effects of the Reverse Stock Split” starting on page 7.

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•	Source and Amount of Funds: The total amount of funds necessary to make the cash payments to stockholders in connection with the Reverse Stock Split is estimated to be approximately $264. The Company expects that all of the funds necessary to carry out the Reverse Stock Split will come from our currently available cash. See “Special Factors - Effects of the Reverse Stock Split” starting on page 7.
•	Certificates: Stockholders should not send stock certificates to the Company at this time. After the Reverse Stock Split is effected, stockholders will be notified about forwarding certificates and receiving payment, and, if applicable, replacement certificates.
•	Tax Consequences: A stockholder who receives no cash payment as a result of the Reverse Stock Split will not recognize any gain or loss for United States federal income tax purposes. A stockholder who receives a cash payment for a fractional share of our Common Stock as a result of the Reverse Stock Split will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the cash received for the Common Stock and the aggregate adjusted tax basis in such stock. See “Federal Income Tax Consequences of the Reverse Stock Split” starting on page 18.
•	Stockholder Rights: The Reverse Stock Split has been approved through the written consent delivered by the holders of a majority of the voting shares of the Company. Stockholders will have dissenters’ rights, or so-called appraisal rights, under Nevada law. See “Special Factors – Board of Directors and Stockholder Approval” starting on page 11 and “Special Factors - Dissenters’ Rights” starting on page 11.
•	Payment and Exchange of Shares: As soon as practicable after the Effective Date, Transfer Online, Inc. (the “Exchange Agent”) will send to each stockholder owning fewer than ten pre-Reverse Stock Split shares an instruction letter describing the procedure for surrendering stock certificates in exchange for the Cash Payment. Upon receipt of properly completed documentation and stock certificates (if applicable), each such stockholder will be entitled to receive the Cash Payment. See “Special Factors - Effects of the Reverse Stock Split” starting on page 7.
•	Stockholders with Shares Held in Street Name: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares. Your broker or other nominee is considered, with respect to those shares, the stockholder of record. Although the Reverse Stock Split is designed to reduce the number of stockholders of record, we will treat stockholders holding Common Stock in street name in substantially the same manner as stockholders whose shares are registered in their names for purposes of the Reverse Stock Split. However, banks, brokers or other nominees may have different procedures, and stockholders holding Common Stock in street name should contact their bank, broker or nominee regarding the treatment of their shares.

SPECIAL FACTORS

Background of the Transaction

In recent years, we have derived minimal benefits from being a reporting company. Our Common Stock has failed to attract institutional investors or market research attention which could have created a more active and liquid market for our Common Stock. Relatively low trading volume and low market capitalization have reduced the liquidity benefits to our stockholders.

Our Board does not presently intend to raise capital through sales of securities in a public offering or to acquire other business entities using stock as consideration. Accordingly, we are not likely to make use of the advantages (for raising capital, effecting acquisitions or other purposes) that our status as a reporting company may offer.

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We incur direct and indirect costs associated with compliance with the Exchange Act’s filing and reporting requirements imposed on public companies, including those imposed upon public companies by the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The direct and indirect costs of complying with the Exchange Act’s reporting and control requirements is unduly burdensome and costly considering our size. We also incur substantial indirect costs as a result of, among other things, our executive time expended to prepare and review our public filings. As we have relatively few executive personnel, these indirect costs can be substantial.

In light of these considerations, beginning January 2012, members of our Board began discussing among themselves the relative advantages and disadvantages of being a publicly-reporting company. When those advantages were considered in light of the administrative burden, cost and competitive disadvantages associated with filing public reports with the SEC and otherwise complying with the requirements imposed under the Exchange Act, our Board began investigating the various alternative methods by which we could deregister.

The Board discussed the Transaction including, without limitation, the proposed timeline for the Transaction, the budget for paying fractional shares in a Reverse Stock Split and the hiring of a financial advisor. In October 2012, the Board discussed retaining HCP to evaluate the fairness of the amount of the Cash Payment to be paid pursuant to the Reverse Stock Split. The Board agreed to retain HCP for the purpose of rendering an opinion as to the fairness, from a financial point of view, of the Cash Payment to our stockholders.

On May 12, 2014, the Board approved the Reverse Stock Split and the stockholders holding appropriately 97.32% of the outstanding voting shares of our Common Stock executed written stockholder consents in support of the Reverse Stock Split.

On July 9, 2014, the Board received a final fairness opinion from HCP. On July 28, 2014, the Board unanimously approved the Cash Payment.

Purpose and Reasons for the Reverse Stock Split

We believe that now we can derive only minimal benefits from being a public reporting company. Benefits of being a public reporting company (“Public Company Benefits”) typically include:

•	access to the public markets for liquidity purposes for our stockholders;
•	the use of public securities in attracting and retaining executives and other employees;

•	access to the public markets for purposes of raising capital through the sale of securities; and
•	the ability to make acquisitions using SEC registered securities as consideration.

There is currently no active public trading market for our Common Stock and our Common Stock has failed to attract significant interest from institutional investors or market analysts. This has resulted in a relatively low trading volume and market capitalization, which has limited the liquidity benefit to our stockholders. In addition, the legal requirements of public reporting companies create large administrative and financial costs for us. As a small company with limited managerial resources, we believe that these financial resources and this time could more effectively be devoted to other purposes.

Our Board believes that consummating a “going private” transaction is a necessary step to reduce corporate overhead costs by eliminating the costs associated with being a public reporting company, including with respect to filing reports with the SEC, complying with certain of the rules and regulations under the Sarbanes-Oxley Act, and complying with applicable corporate governance requirements. Furthermore, our Board has determined that the costs of being a public reporting company currently outweigh the Public Company Benefits and, thus, that it is no longer in the best interests of the Company or its stockholders, creditors, or other stakeholders, for the Company to remain a public reporting company, for the reasons described below.

The primary purpose of the Transaction is to reduce the number of record holders of our Common Stock to fewer than 300 to enable us to elect to suspend our duty to file periodic reports and other information with the SEC thereunder. The Board believes that the Transaction provides the most certainty for the Company to achieve this purpose.

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Exchange Act Reporting Costs.

The Company incurs significant direct and indirect costs in complying with its periodic reporting and other obligations under the Exchange Act (collectively, the “Public Company Costs”), including: the legal, accounting, printing, mailing, public relations, compliance and administrative costs of preparing, reviewing, filing, printing and distributing the reports and other filings required under the Exchange Act; the broker and Exchange Agent charges for forwarding materials to beneficial holders of our Common Stock; management’s time and attention expended in preparing and reviewing such reports and other filings; and the substantially higher premiums for directors’ and officers’ insurance policies payable by public reporting companies. The Company’s direct, out-of-pocket costs comprising the Public Company Costs were approximately $180,968 during 2013.

While we presently have no specific plans to do so, we may, periodically, send stockholders financial and/or other information. We anticipate that our consolidated financial statements will be subject to audit only to the extent required by applicable law and covenants in any credit or financing agreement which we may enter. We expect that, in connection with any pending litigation, contractual, regulatory and general business issues, we will, from time to time, engage and confer with outside counsel, as needed.

In addition, the Board believes that the Transaction and subsequent suspension of our duty to file periodic reports and other information with the SEC, will allow our management and employees to devote more time and effort to improving our operations.

Liquidity for Small Stockholders.

Our Board believes that our stockholders may be deterred from selling their shares because of the lack of an active trading market and because of disproportionately high brokerage costs. The trading volume in our Common Stock has been, and continues to be, limited. Our Common Stock does not trade every day. The average daily trading volume of our Common Stock over the twelve-month, six-month and three-month periods ended June 30, 2014 was approximately 36, 1,689 and 835 shares, respectively. Our Board believes that the Transaction would give stockholders who are cashed out an opportunity to receive a fair price in cash for their shares without having to pay disproportionately high brokerage commissions. The Cash Payment of $0.18 per share of our Common Stock held prior to the Reverse Stock Split represents a premium of approximately 71% over the volume weighted average closing price of our Common Stock during the 30-trading day period ended April 30, 2014.

Lack of Capital from Public Markets.

In addition to the Public Company Costs, the Company is not able to, and does not presently intend to exploit, many of the Public Company Benefits. The price of our Common Stock has been volatile but low overall over the past two years. The current trading price of our Common Stock would make using it as a vehicle to raise capital or to provide acquisition consideration extremely dilutive to our stockholders. As a result, the Company is not receiving any of the traditional Public Company Benefits, yet, the Public Company Costs continue to substantially deplete the limited resources of the Company, particularly in light of deteriorating financial conditions of the Company resulting from operation losses in recent years. Our Board believes that the Public Company Costs, if continued, would be detrimental to the financial condition of the Company.

Other Public Company Benefits which exist for the benefit of public stockholders include: (i) the rights and protections afforded stockholders by the federal securities laws; (ii) the substantive requirements of the federal securities laws, including the Sarbanes-Oxley Act, which are imposed on public companies; and (iii) limitations and reporting requirements imposed on officers and directors of public companies, including restrictions on short-swing trading and the reporting obligations of officers and directors. These benefits were not considered to outweigh the Public Company Costs due to the small size of the Company, its limited staffing and the lack of a liquid trading market for our Common Stock. Accordingly, our Board has determined that the Public Company Costs, currently and in the foreseeable future, will continue to outweigh the Public Company Benefits and, thus, it is no longer in the best interests of the Company or its stockholders, creditors, or other stakeholders, for the Company to remain a public reporting company.

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Fairness of the Reverse Stock Split

In the course of reaching its decision to approve the Reverse Stock Split, the Board considered various factors that would affect both the stockholders who would retain their shares of our Common Stock and those unaffiliated stockholders who would be cashed-out.

The Board considered the following factors in determining that the Transaction is fair to our unaffiliated stockholders:

●	the opinion of HCP that, as of April 30, 2014, the consideration to be paid to cashed-out stockholders in the Reverse Stock Split is fair, from a financial point of view, to such stockholders;
●	that, as of April 30, 2014, the 30-day average trading price of the Company’s stock was $0.11 per share, 39% lower than the $0.18 being paid to the cashed-out stockholders in the Reverse Stock Split; and
●	the ability of stockholders to receive cash for their shares irrespective of the limited trading market for shares and without being burdened by disproportionately high service fees or brokerage commissions.

The Board did not assign specific weight to the factors set forth above in a mathematical format. The most weight was given to the recent historical trading performance of our shares on the OTCQB and the fairness opinion of HCP. The Board did not give much weight to historical market prices as they do not believe those prices are indicative of the real value of our Common Stock given that historically there is limited volume and trading in the Company’s common stock.

The Board did not seek to determine a pre-Reverse Stock Split going concern value for the Company. However, the Board believed that the financial analyses presented by HCP (i.e., Income approach, Market approach) as each is more fully summarized below under the caption “Fairness Opinion of HCP” represented potential valuations of the Company as it continues to operate its business, and, to that extent, the Board characterized such analyses as forms of going concern valuations.

The Board viewed the liquidation value of the Company to be an inappropriate measure for the purpose of evaluating the fairness of the Cash Payment. The Company will continue to operate its business following the Transaction. The Board also believed the assets of the Company could potentially be worth substantially more in a continuation of the business as a going concern than on a liquidated basis. Further, a liquidation process would also involve additional legal fees, costs of sale and other expenses that would reduce any amounts that stockholders might receive upon liquidation.

The Board did not consider the net book value of the Company as a material indicator of its value following the Transaction, because it is indicative of historical costs rather than the going concern value of the Company’s business.

The Board did not believe that the purchase price paid in previous private sales of its securities represented a fair price since the value of the Company based on such purchase price is substantially below the value of the assets as discussed in HCP’s fairness opinion.

The Board relied on the fairness opinion of HCP in determining the fairness of the Transaction to its shareholders and adopted HCP’s analysis and discussion as its own, as it believes that presents an unbiased review and assessment of the value of the Company’s common stock.

The Board considered the following factors in determining that the Transaction is fair to our stockholders who would continue to hold our shares after the Reverse Stock Split:

•	the anticipated reduction in Company expenses required to comply with the reporting and internal controls requirements of U.S. securities laws and the associated commitment of management time and attention;

•	the anticipated difficulty of recruiting and retaining officers and directors necessary for our continued growth and profitability due to onerous regulatory requirements and potential individual personal exposure, exacerbated by the Board’s belief that the higher cost of meaningful insurance coverage to mitigate this exposure was not justified in view of the Company’s other financial obligations;

•	the disproportionate current and expected future increased cost of regulatory compliance and other necessary public company expenses relative to the Company’s current size, and its expected negative impact on our competitiveness and potential long-term success; and
•	the diminishing likelihood that the Company would (i) raise capital in the U.S. through sales of securities in a public offering or (ii) acquire other business entities using stock as consideration.

The Board also considered the following potential adverse factors in connection with the Transaction:

•	following the Reverse Stock Split, all minority stockholders will cease to hold any equity interest in the Company and will lose their ability to participate in our future growth, if any, or benefit from increases, if any, in the value of our Common Stock;
•	under Nevada law, consummation of the Reverse Stock Split would not require the approval of stockholders and the controlling stockholders holding a sufficient number of shares approved the Transaction;

•	the Board did not select an independent representative to act solely on behalf of the unaffiliated stockholders. This, coupled with the lack of a vote by the unaffiliated stockholders, gave unaffiliated stockholders no say in negotiating the terms of the Reverse Stock Split; and
•	the Cash Payment for fractional shares is a taxable transaction for stockholders.

The Board noted that no firm offers were made by any non-affiliate during the past two years related to (i) a merger or consolidation of the Company, (ii) the purchase of all or a substantial portion of the Company’s assets, or (iii) the purchase of securities in the Company such that the party would exercise control over the Company.

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The Board believes that the Reverse Stock Split is substantively and procedurally fair to the stockholders of the Company, including the Company’s unaffiliated stockholders. No director of the Company dissented to or abstained from voting on the Reverse Stock Split or the going private transaction described herein.

The Reverse Stock Split is being effected without the procedural safeguards set forth in Item 1014(c) and (d) of SEC Regulation M-A, which include approval of the Reverse Stock Split by the unaffiliated stockholders of the Company and the majority of directors who are not employees of the Company retaining an unaffiliated representative to act solely on behalf of the unaffiliated stockholders. The Company has no independent directors and out of 18,499,736 shares outstanding, only a small number of shares are held by unaffiliated stockholders with no one of its unaffiliated shareholders owning more than 364,560 shares individually. Since the Reverse Stock Split has the approval of the stockholders holding approximately 97.32% of the votes entitled to be cast at a stockholders’ meeting, the Board decided not to seek the approval of the Company’s unaffiliated stockholders or retain an unaffiliated representative to act on behalf of the unaffiliated stockholders because the Board believed that such actions would not affect the approval of the stockholders and such actions would merely lead to additional expenses and delay the consummation of the Reverse Stock Split and resulting termination of the Company’s SEC reporting status.

The Reverse Split will be accomplished by amending the Company’s Articles of Incorporation to reduce the authorized, as well as the issued and outstanding common stock of the Company pursuant to Section 78.207 of the Nevada Revised Statutes. Section 78.207 of the Nevada Revised Statutes permits such action without the approval of the shareholders of the Company. The Board evaluated the fairness of the transaction to the stockholders of the Company, including the unaffiliated stockholders of the Company. Although the Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of determining the terms of the Reverse Split, but did retain HCP, an unaffiliated financial advisor, for the purpose of preparing a report concerning the fairness of the Reverse Split. The Reverse Split was approved unanimously by the Board which comprises of one director who is an employee of the Company.  The Company has no non-employee directors. Despite the lack of the safeguard provided by Item 1014(e), the Board used its best efforts to ensure the equal treatment of both affiliated and unaffiliated shareholders in the Reverse Split by engaging an unaffiliated third party to evaluate the fairness of the Transaction and believes that the Transaction is fair to all the shareholders.

The fairness opinion of HCP is attached hereto as Exhibit (c) and is incorporated herein by reference. We will also send a copy of the opinion by regular, first-class mail or e-mail to any interested stockholder or representative of such stockholder who has been so designated in writing upon written request and at the expense of the requesting stockholder.

Alternatives to the Reverse Stock Split

The Board considered several alternatives to the Reverse Stock Split, including carrying out the going-private transaction through an issuer tender offer. This alternative was rejected on the grounds that it could not provide adequate assurance of achieving the desired objective, i.e., termination of the Company’s SEC-reporting status. The Board concluded that the Reverse Stock Split was the most viable vehicle for terminating the Company’s SEC-reporting status and that there were no presently available alternative means that would provide the Company adequate assurance of permanently reducing the number of record holders of the Company below the necessary threshold of 300 so that the Company could terminate its SEC-reporting status.

Effects of the Reverse Stock Split

Effects on the Company

After consummation of the Reverse Stock Split, we will suspend our reporting obligations with the SEC under the Exchange Act. We expect our underlying business and operations to continue, for the most part, in the manner in which they are presently conducted. The executive officers and directors of the Company will not change due to the Reverse Stock Split. The Company does not have any current plans or proposals to do any of the following: effect any extraordinary corporate transaction (such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets); sell or transfer any material amount of the Company’s assets; change the composition of the Board or management of the Company or the number or terms of directors or to fill any existing vacancies on the Board; change materially the Company’s indebtedness or capitalization; or otherwise effect any material change in the Company’s corporate structure or business.

Effects on our Affiliated and Unaffiliated Stockholders

Based on information currently available to us, we estimate that the Reverse Stock Split will reduce the total number of record stockholders of our Common Stock from approximately 650 to 25 including two affiliated stockholders and 23 unaffiliated stockholders . The permanent reduction in the number of our record stockholders below 300 will enable us to suspend our reporting obligations to the SEC under the Exchange Act and will substantially reduce the information required to be furnished by us to the public, including our stockholders.

We intend to apply for suspension of our reporting obligations to the SEC under the Exchange Act as soon as practicable following completion of the Reverse Stock Split.

Stockholders, both affiliated and unaffiliated , owning fewer than ten shares of Common Stock immediately prior to the Reverse Stock Split will, following the Reverse Stock Split, have their pre-Reverse Stock Split shares cancelled and converted into the right to receive Cash Payment. As soon as practicable after the Effective Date of the Reverse Stock Split, our Exchange Agent will send these stockholders a letter of transmittal with instructions as to how such stockholders will be paid the Cash Payment. The letter of transmittal will include instructions on how to surrender stock certificates to the Exchange Agent.

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If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares. Your broker or other nominee is considered, with respect to those shares, the stockholder of record. Although the Transaction is designed to reduce the number of stockholders of record, we intend to treat stockholders holding Common Stock in street name held through a broker or other nominee in the same manner as stockholders whose shares are registered in their names for purposes of the Transaction. Nominees will be instructed to effect the Transaction for their beneficial owners. However, nominees may have different administrative procedures with respect to how they communicate with beneficial owners, and stockholders owning shares in street name should contact their nominee(s).

In the event that a stockholder holds a total of ten or more Common Stock divided up among multiple brokerage and/or record accounts, each with fewer than ten shares, if we can determine that these accounts belong to the same person (based upon the name of the account or the social security number or address associated with the account), then we will treat the several accounts as a single account. Accordingly, the stockholder will be treated as having over ten pre-Reverse Stock Split shares.

If, however, we are unable to determine that the separate accounts belong to the same person, then the stockholder will receive cash payments equal to the Cash Payment of the Common Stock in each account instead of receiving fractional shares. A stockholder who owns several accounts that are cannot be identified as the same person can consolidate or transfer several accounts before the effective date of the Reverse Stock Split into an account with at least ten pre-Reverse Stock Split shares. The stockholder would have to act far enough in advance of the Reverse Stock Split so that the consolidation or the purchase is completed by the effective date.

Stockholders owning at least ten pre-Reverse Stock Split shares, who after the Reverse Stock Split will continue as stockholders, will benefit from any future increase in our earnings. Such stockholders will continue to have an equity interest in the Company after the Transaction and will own a security, the liquidity of which may be severely restricted. Such stockholders will also be entitled to a Cash Payment, only if they hold a fractional share as the result of the Reverse Stock Split. They will receive a Cash Payment based on the pre-Reverse Stock Split share equivalent of their fractional share.

Additional Effects of the Transaction on our Affiliates.

As of October 1, 2014, our officers and directors hold an aggregate of 15,328,950 shares of our Common Stock and 80,247 shares of Series B Convertible Preferred Stock convertible into 2,407,410 shares of our Common Stock. As of October 2, 2014, stockholders who may be deemed affiliates, based on their beneficial ownership of 10% or more of our Common Stock hold an aggregate of 2,675,790 shares of our Common Stock and 80,247 shares of Series B Convertible Preferred Stock convertible into 2,407,410 shares of our Common Stock (excluding officer and directors who are also stockholders). Our affiliated stockholders, including officers and directors, will receive Cash Payment for any fractional shares they hold, and any of our affiliated stockholders, including officer or director owning more than ten pre-Reverse Stock Split shares will continue as a stockholder after the Reverse Stock Split. Based on current ownership we believe none of our directors, officers or affiliated stockholders will cease to be stockholders as a result of the Transaction.  Upon termination of our obligation to file reports under the Exchange Act, none of our officers and directors will continue to be subject to the reporting requirements of Section 16 of the Exchange Act or be subject to the short-swing profit recapture provisions thereunder. In addition, Stockholders acquiring more than 5% of our Common Stock will no longer be required to report their beneficial ownership under the Exchange Act. As a result of the Transaction, we estimate that the collective percentage beneficial ownership of our Common Stock owned by our directors, executive officers and stockholders who could be deemed affiliates based on their beneficial ownership will remain the same.

Potential Disadvantages of the Transaction to Stockholders

While we believe that the Reverse Stock Split will result in the benefits described above, several disadvantages should also be noted:

•	we will no longer engage independent accountants to audit the Company (although we may engage them to conduct a review of our financial statements);

•	there will be a reduction in our working capital and assets in order to fund the purchase of fractional shares and to pay for the transaction costs of the Reverse Stock Split;

•	the stockholders owning fewer than ten shares of Common Stock on the Effective Date will, after giving effect to the Reverse Stock Split, no longer have any equity interest in the Company and, therefore, will not participate in our future earnings or growth, if any;

•	the going private transaction will require stockholders who own fewer than ten shares of Common Stock on the Effective Date to involuntarily surrender their shares in exchange for cash, rather than choosing their own time and price for disposing of their Common Stock;

•	as a result of the termination of our reporting obligations under the Exchange Act, we will not have the ability to raise capital in the U.S. public capital markets; and

•	we may have less flexibility in attracting and retaining executives and employees since equity-based incentives (such as stock options) tend not to be as attractive in a privately-held company.

Financial Effect of the Transaction

Completion of the Transaction will require us to spend approximately $85,004, which includes legal, financial and other fees and costs related to the Transaction. This estimate does not include the cost of the aggregate cash payment to discontinued stockholders, which we estimate will be approximately $264. These costs will be offset by the costs we would otherwise incur as a public reporting company to comply with SEC reporting requirements, which we estimate to be approximately $180,000 per year.

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Reports, Opinions or Appraisals

Fairness Opinion of HCP

In connection with the Transaction, the Board engaged HCP to provide a fairness opinion as to the fair value of each pre-split share and to render an opinion as to the fairness of the consideration, from a financial point of view, to be received by stockholders whose shares we would acquire in the Reverse Stock Split. HCP was selected by the Board based on its expertise and prior experience in the valuation of the shares of publicly-held companies engaged in going-private transactions.

The Board reviewed the fairness opinion of HCP that, as of April 30, 2014, the fair market value of each pre-split share was $0.18. The fairness opinion is attached hereto as Exhibit (c), and is incorporated herein by reference. HCP has consented to the Company’s use of the fairness opinion in the Company’s filings with the SEC and to the Company making the fairness opinion available for use by its stockholders in conjunction with the Reverse Stock Split.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Nevertheless, the following is a brief summary of HCP’s opinion addressed to the Board on July 7, 2014 that, subject to the assumptions, qualifications and limitations set forth in that opinion, the cash consideration of $0.18 per pre-split share to be paid by us to our stockholders who will receive cash in the Reverse Stock Split is fair from a financial point of view. Our stockholders are urged to, and should, read the opinion carefully in its entirety for a complete statement of the considerations and procedures followed, factors considered, findings, assumptions and qualifications made, the bases for and methods of arriving at such findings, limitations on the review undertaken in connection with the valuation report, and judgments made or conclusions undertaken by HCP in reaching its valuation. The opinion was furnished for the use and benefit of the Board in connection with its consideration of the Reverse Stock Split and subsequent going-private transaction.

HCP’s fairness opinion addresses only the fairness, from a financial point of view, of the cash consideration to be paid in the Reverse Stock Split to our stockholders.

In connection with its report, HCP subcontracted Corporate Valuation Advisors, Inc. (“CVA”), a full-service valuation consultant to perform the initial valuations based on publicly available financial information, audited and unaudited and other corporate filings. In connection with its report, CVA made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, CVA:

●	reviewed and analyzed certain publicly available financial and other data of ours;
●	reviewed the asset values of the Company as reflected in its public reports;
●	analyzed the estimated present value of future cash flows of the Company based on projections prepared by management;
●	reviewed publicly available financial data and stock market performance data of companies which it deemed generally comparable to the Company;
●	reviewed recent private sales of our securities as disclosed in the Company’s public reports; and
●	performed such other analyses and considered such other factors as they deemed appropriate.

In rendering its opinion, CVA relied upon and assumed, without independent verification, the accuracy and completeness of the financial statements and other information provided by us or otherwise made available to it and has not assumed responsibility independently to verify such information. CVA expressed no opinion regarding our forecasts of future business activities or the assumptions on which they were based.

The following is a summary of the material analyses and other information that CVA prepared or relied on in delivering its report to HCP.

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Market Approach to Valuation.

In order to access how the public market values shares of publicly traded companies similar to the Company, CVA reviewed and compared certain financial information relating to the Company with selected guideline companies, which, in the exercise of its professional judgment and based on its knowledge of the industry, CVA deemed relevant to the Company. The selected comparable companies were:

Mindray Medical International Limited

Owens & Minors, Inc.

Omnicell, Inc.

CareFusion Corporation

Dehaier Medical Systems Limited

For the Company and each of the selected guideline companies, CVA calculated and compared various financial multiples and ratios of the Company and the selected guideline comparable companies based on each respective company’s public filings for historical information.

Based on the application of the multiplies CVA developed, with the working capital adjustment, the business enterprise value of the Company under this approach ranges from $9.11 million to $12.89 million as of the date of the evaluation report.

In addition, CVA evaluated a recent private transaction involving shares of the Company’s stock. With an effective price of $0.109 per fully diluted share and 23.13 million fully diluted common shares, the total equity of the Company was valued at $2.55 million.

Income Approach to Valuation.

CVA analyzed the expected discounted cash flow from the Company in order to value the Company’s shares under the income approach. CVA extended the cash flow from the business for an additional three years based on the Company’s four year projections and adjusted the projection taking into consideration the Company’s capital expenditures and future working capital needs. Based on its analyses of these factors, CVA determined that it would be appropriate to use a discount rate of 17%.

CVA then calculated the Company’s terminal value through the use of Gordon Growth Model. Adding the present value of the seven year interim cash flows, the terminal value and the working capital adjustment, CVA arrived at a business enterprise value of the Company of $4.10 million.

Cost Approach.

The cost approach involves an examination of the assets and liabilities of the Company and assumes the Company’s value can be estimated as the sum of all of its assets by restating each asset to its fair market value.

CVA started with the carrying amount of the total assets of the Company on its balance sheet as of December 31, 2013, made adjustments by discounting the value of inventory at 30% and the value of intellectual property at 65%. CVA also considered whether any of the liabilities of the Company represents their fair market value. Based on these adjustments to the balance sheet, CVA concluded that the Company’s value is $9.93 million under the cost approach.

Relative Weighting of the Market and Income Approaches to Valuation.

CVA applied no weighting to the value indicated under the income approach or the market approach using the private transaction method as these approaches produced value estimates substantially below the value of the Company’s underlying assets.  CVA applied weightings of 40% to the market approach and 60% to the cost approach. The higher weighting was applied to the cost approach because the approach incorporates fewer and less speculative assumptions while the recent losses reported by the Company and prospective operating losses anticipated for the Company makes comparison with guideline companies unreliable.

Subtracting the short term debt and the liquidation preference of Series B Convertible Preferred Stock, CVA concluded the common equity value of the Company is $3.27 million and the per share value for Common Stock is $0.18 based on the total number of issued and outstanding Common Stock of 18,499,736 shares. CVA assumes holders of Series B Convertible Preferred Stock would not convert until the total market capitalization of the Company exceeds $31 million.

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Other.

The summary set forth above does not contain a complete description of the analyses performed by HCP, but does summarize the material analyses performed by HCP in rendering its opinion. For a complete description of the fairness opinion, please refer to Exhibit (c) to this Schedule.

HCP has been engaged in the investment banking business since 1982 and continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions.

We have agreed to pay HCP a fee of $60,000 in connection with the services provided by it under an engagement agreement. 50% of that payment was made upon execution of the engagement agreement and the rest became due to HCP upon delivery of its fairness opinion to the Board. No portion of HCP’s fee is contingent upon consummation of the Reverse Stock Split or the conclusion reached by HCP in its fairness opinion. The Company has also agreed to indemnify HCP against certain liabilities arising out of the engagement. HCP, may from time to time, trade the securities of the Company for the account of its customers in its ordinary course of business.

Board of Directors and Stockholder Approval

On May 12, 2014, the Board unanimously approved the Reverse Stock Split, the filing of the Amendment and on July 28, 2014, the Board approved the purchase by the Company of all resulting fractional shares at a price of $0.18 per share. The Reverse Stock Split also has been approved by the stockholders holding 97.32% of our outstanding shares of Common Stock, through written consents delivered in accordance with Nevada law.

Dissenters’ Rights

Pursuant to Chapter 92A of the Nevada Revised Statutes (“Chapter 92A”), stockholders who would be cashed-out in the Reverse Stock Split are entitled to dissent and may elect to have the Company purchase pre-Reverse Stock Split shares that would become fractional shares as a result of the Reverse Stock Split for a cash price that is equal to the “fair value” of such shares, as determined in a judicial proceeding in accordance with the provisions of Chapter 92A. The fair value of the shares of any stockholder means the value of such shares immediately before the effectuation of the Reverse Stock Split, excluding any appreciation or depreciation in anticipation of the Reverse Stock Split, unless exclusion of any appreciation or depreciation would be inequitable.

Chapter 92A is set forth in its entirety in Exhibit (f) to this Schedule. If you wish to exercise your dissenters’ rights or preserve the right to do so, you should carefully review Exhibit (f) to this Schedule. If you fail to comply with the procedures specified in Chapter 92A in a timely manner, you may lose your dissenters’ rights. Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenters’ rights.

Stockholders who have not validly tendered their shares of Common Stock will be entitled to exercise dissenters’ rights. Stockholders who perfect their dissenters’ rights by complying with the procedures set forth in Chapter 92A will have the fair value of their shares determined by the Nevada state court and will be entitled to receive a cash payment equal to such fair value. Any such judicial determination of the fair value of shares could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the $0.18 per share to be paid in connection with the Reverse Stock Split. In addition, stockholders who invoke dissenters’ rights may be entitled to receive payment of a fair rate of interest from the effective time of the transaction on the amount determined to be the fair value of their shares.

Within 10 days after the effective date of the Reverse Stock Split, the Company will send a written notice (a “Dissenters’ Rights Notice”) to all the record stockholders of the Company entitled to dissenters’ rights. The Dissenters’ Rights Notice will be accompanied by (i) a form for demanding payment from the Company that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date; (ii) a copy of the provisions of Chapter 92A; and (iii) a brief description of the procedures that a stockholder must follow to exercise dissenters’ rights.

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In order to maintain eligibility to exercise dissenters’ rights under Chapter 92A, you must take the following actions within 30 days of the date that the Dissenters’ Rights Notice was delivered: (i) deliver a written demand for payment on the form provided in the Dissenters’ Rights Notice; (ii) certify whether you acquired beneficial ownership of the shares before the date set forth in the Dissenters’ Rights Notice; and (iii) deliver the certificates representing the dissenting shares to the Company.

Within 30 days after receipt of a demand for payment, the Company must pay in cash to each dissenter who complied with the provisions of Chapter 92A the amount the Company estimates to be the fair value of such shares, plus interest from the effective date of the Reverse Stock Split. The rate of interest shall be at the average rate currently paid by the Company on its principal bank loans or, if we have no bank loans at the time, at a rate that is fair and equitable under all of the circumstances. The payment will be accompanied by the following: (i) financial statements for the Company for the fiscal year ended December 31, 2013 and the most recent interim financial statements; (ii) a statement of the Company’s estimate of the fair value of the shares; (iii) a statement of the dissenter’s right to demand payment for the difference between the Company’s estimate of the fair value of the shares and the stockholder’s estimate of the fair value of the shares and that if any such stockholder does not exercise such right within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the Company’s obligations under Chapter 92A; and (iv) a copy of Chapter 92A. If the Company does not deliver payment within 30 days of receipt of the demand for payment, the dissenting stockholder may enforce the dissenter’s rights by commencing an action in Clark County, Nevada or if the dissenting stockholder resides or has its registered office in Nevada, in the county where the dissenter resides or has its registered office.

If a dissenting stockholder disagrees with the amount of the Company’s payment, the dissenting stockholder may, within 30 days of such payment, notify the Company in writing of the dissenting stockholder’s own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments made by the Company. The Company may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the Reverse Stock Split. To the extent the Company elects to withhold payment, within 30 days after the Company receives the demand for payment, the Company may offer to pay the Company’s estimate of fair value, plus interest, in full satisfaction of the stockholder’s demands or demand appraisal, if the stockholder meets the other requirements set forth in Chapter 92A. The stockholder may reject the offer by the Company. If a dissenting stockholder submits a written demand as set forth above and the Company accepts the offer to purchase the shares at the offer price, then the stockholder will be sent a check for the full purchase price of the shares within 30 days of acceptance.

If a demand for payment remains unsettled, the Company must commence a proceeding in the Clark County, Nevada district court within 60 days after receiving the demand. Each dissenter who is made a party to the proceeding shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by the Company. If a proceeding is commenced to determine the fair value of the Common Stock, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against the Company, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable against the Company if the court finds that (i) the Company did not comply with Chapter 92A or (ii) against either the Company or a dissenting stockholder, if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Chapter 92A.

A person having a beneficial interest in shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, must act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect dissenters’ rights of appraisal. If the shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depository or other nominee, the written demand for dissenters’ rights of appraisal must be executed by or for the record owner. If shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns shares through a broker who in turn holds the shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such shares.

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A record holder, such as a broker, fiduciary, depository or other nominee, who holds shares as a nominee for others, will be able to exercise dissenters’ rights of appraisal with respect to the shares held for all or less than all of the beneficial owners of those shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by the demand.

The foregoing summary of the rights of dissenting stockholders under Chapter 92A does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights of appraisal available under Chapter 92A. The preservation and exercise of dissenters’ rights of appraisal require strict adherence to the applicable provisions of Chapter 92A, and the foregoing summary is qualified in its entirety by reference to Exhibit (f) to this Schedule.

Access Rights

We have made no provision in connection with the Reverse Stock Split to grant our unaffiliated stockholders access to our corporate files or to obtain counsel or appraisal services at our expense.

Source and Amount of Funds

The Company estimates that it will use approximately $85,268 in cash to complete the Reverse Stock Split, which includes cash payments to be made in lieu of issuing fractional shares, professional fees and other expenses related to the Reverse Stock Split. Total cash paid to stockholders in lieu of fractional shares will be approximately $264.

The estimated costs, including the amounts to be paid to stockholders holding fewer than ten shares of our Common Stock, will be paid with the Company’s currently available cash and cash from operations. We do not expect to require any borrowings to pay for these costs or expenses.

Structure of the Transaction

The Board has authorized the Reverse Stock Split. The transaction consists of a one-for-ten reverse split, such that stockholders owning fewer than ten shares of Common Stock on the Effective Date will have such shares cancelled and converted into the right to receive the Cash Payment set forth herein. The Transaction will take effect when we will file a Certificate of Amendment to our Articles of Incorporation with the Secretary of State of the State of Nevada. Any stockholder owning fewer than ten shares of the Common Stock on the Effective Date will receive the right to receive cash in exchange for the resulting fractional share thereof and will no longer be a stockholder. A stockholder owning ten or more shares of Common Stock immediately before the Reverse Stock Split, who after the Reverse Stock Split will continue as stockholders, but own a fractional share as a result of the Reverse Stock Split will receive a Cash Payment based on their pre-Reverse Stock Split share equivalent of their fractional share.

Upon the effectiveness of the Reverse Stock Split, the total number of authorized shares of Common Stock that we may issue pursuant to our Articles of Incorporation will be reduced from 100,000,000 shares to 10,000,000 shares. The total number of shares of our Common Stock issued and outstanding will decrease on a similar basis, and will further be decreased upon our payment in cash for the fractional shares of the stockholders owning fewer than ten shares after the Reverse Stock Split. After completion of the acquisition of fractional share interests of all stockholders owning less than one whole share after the Reverse Stock Split, we anticipate that the number of record stockholders of our Common Stock will be reduced from 650 to 25. The cash out of fractional stockholder interests represents, on a pre-split basis, the anticipated cancellation of 16,649,909 shares of Common Stock, or approximately 90% of our outstanding shares of Common Stock on the Effective Date.

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We estimate that the total cash to be paid to stockholders holding less than one whole share as a result of the Reverse Stock Split will be approximately $264. The total expenses expected to be incurred to effect the Reverse Stock Split, including the cash to be paid to stockholders holding less than one whole share, are estimated to be $85,268. These costs and expenses will be paid out of our currently available cash. The fractional shares acquired in the Reverse Stock Split will be retired and returned to the status of authorized but unissued shares of Common Stock.

We intend to treat stockholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are held of record in their own names, and nominees will be instructed to effect the Reverse Stock Split for their beneficial holders. However, since nominees may have different procedures, stockholders holding shares in street name should contact their nominees with respect to the process to be followed in connection with this Transaction.

The Board has set the cash consideration to be paid to cashed-out stockholders owning fewer than ten pre-split shares at $0.18 per share for each pre-split share of Common Stock. The Board determined this value in good faith, based upon factors it deemed relevant. We currently estimate that cashed-out stockholders will receive cash consideration for their cancelled shares within approximately four weeks after such stockholders submit their cancelled shares in accordance with the instruction letter to be sent by our Exchange Agent following the Effective Date.

Following the effectiveness of the Reverse Stock Split, we will file a Form 15 with the Securities and Exchange Commission and our obligations to file reports under the Exchange Act will terminate 90 days after the filing of the Form 15. The transaction is considered a “going private” transaction as defined in Rule 13e-3 promulgated under the Exchange Act because it is intended to and, if completed, will likely suspend our duty to file periodic reports with the SEC. In connection with the Reverse Stock Split, we filed this Schedule with the SEC.

Interests of Certain Persons

Our current directors, executive officers and 10% stockholders may have interests in the Reverse Stock Split that are different from the unaffiliated stockholders, and have relationships that may present conflicts of interest.

Upon the effectiveness of the Reverse Stock Split, the aggregate number of shares of our Common Stock owned by our current directors, executive officers and 10% stockholders will be reduced proportionately by the Reverse Stock Split ratio of one-for-ten and the ownership percentage of the shares of our Common Stock held by our current directors, executive officers and 10% stockholders will remain the same based on record holder information that we received as of July 29, 2014 from the Exchange Agent.

FINANCIAL INFORMATION

The following summary consolidated financial information was derived from, and should be read in conjunction with, the Company’s audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, and from the Company’s unaudited consolidated financial statements and notes thereto included in the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2014, all of which are incorporated herein by reference.

Summary Financial Information

		June 30, 2014	December 31, 2013	December 31, 2012

Current assets		$15,414,262	$14,315,874	$16,564,060
Noncurrent assets		8,284,100	9,217,507	21,594,355
Current liabilities		10,904,225	9,568,631	5,708,096
Noncurrent liabilities		-	-	-

	June 30, 2014	June 30, 2013	December 31, 2013	December 31, 2012

Net sales	$2,440,723	$3,699,772	$8,008,897	$9,754,094
Gross profit	1,361,551	1,542,946	3,765,428	4,395,683
Loss from continuing operations	(1,417,429)	(2,767,057)	(4,828,864)	(4,967,188)
Net loss	(1,567,289)	(2,793,368)	(19,458,449)	(3,098,445)

Loss per common share from continuing operations:
-Basic	$(0.08)	$(0.15)	$(0.26)	$(0.27)
-Diluted	(0.08)	(0.15)	(0.26)	(0.27)
Net loss per common share
-Basic	$(0.08)	$(0.15)	$(1.05)	$(0.17)
-Diluted	(0.08)	(0.15)	(1.05)	(0.17)

Weighted average number of common stock:
-Basic	18,499,736	18,499,736	18,499,736	18,499,736
-Diluted	23,314,556	23,314,556	23,314,556	23,314,556

Fixed charges:
Interest expense	$33,474	$25,577	$52,165	$17,828
Total Fixed charges	33,474	25,577	52,165	17,828

Earnings available for fixed charges:
Loss before tax	(1,484,927)	(2,791,592)	(18,100,076)	(3,816,317)
Add: Fixed charges	33,474	25,577	52,165	17,828
Total Earnings available for fixed charges	$(1,451,453)	$(2,766,015)	$(18,047,911)	$(3,798,489)

Ratio of earnings to fixed charges	(43.36)	(108.14)	(345.98)	(213.06)

Book value per share as of June 30, 2014 (the date of the most recent balance sheet):
-Basic	$0.69
-Diluted	0.55

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THE COMPANY’S SECURITIES

Market Information

The Company’s Common Stock is currently quoted on the OTCQB under the symbol “SUWG.” Our Common Stock previously was quoted on the OTCBB until July 22, 2012. The following table sets forth, for the calendar periods indicated the range of the high and low last reported bid and ask prices of the Company’s Common Stock from January 1, 2012 through December 31, 2013, as reported by the OTC Bulletin Board and the OTCQB.  The quotations represent inter-dealer prices without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.  The quotations may be rounded for presentation.

Period	High	Low
First Quarter 2013	$0.01	$0.01
Second Quarter 2013	$0.05	$0.01
Third Quarter 2013	$0.05	$0.05
Fourth Quarter 2013	$0.05	$0.05
First Quarter 2012	$1.00	$0.15
Second Quarter 2012	$0.55	$0.01
Third Quarter 2012	$0.55	$0.11
Fourth Quarter 2012	$0.11	$0.01

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As of July 29, 2014, the Company had approximately 650 stockholders of record.  Certain of the shares of Common Stock are held in “street” name and may be held by numerous beneficial owners.

Dividends

The Company’s board of directors has not declared a dividend on our Common Stock during the last two fiscal years and we do not anticipate the payments of dividends in the near future as we intend to reinvest our profits to grow operations. We rely on dividends from our subsidiaries for our funds and PRC regulations may limit the amount of funds distributed to us from our subsidiaries, which will affect our ability to declare any dividends.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists stock ownership of our Common Stock as of July 29, 2014.  The information includes beneficial ownership by (i) holders of more than 5% of our Common Stock, (ii) each of our current directors and executive officers and (iii) all of our directors and executive officers as a group.

The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as noted below, to our knowledge, each person named in the table has sole voting and investment power with respect to all shares of our Common Stock been beneficially owned by them.

Amount and Nature of Beneficial Ownership

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percentage of Class (1)
5% Shareholder

Rise Elite International Limited	12,653,160	(2)	68.40%

Zhao Qichao	5,083,200	(3)	24.31%

Directors and Officers
Liang Deli	17,736,360	(4)	84.83%

Samuel Sheng	-		-

Sun Weishan	-		-

All directors and officers as a group (three persons)	17,736,360		84.83%

(1) Applicable percentage ownership is based on 18,499,736 shares of Common Stock outstanding as of July 29, 2014, together with securities exercisable or convertible into shares of Common Stock within 60 days of July 29, 2014 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock that are currently exercisable or exercisable within 60 days of July 29, 2014 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Mr. Liang, the majority shareholder and sole officer and director of Rise Elite, has voting and dispositive control over the shares of Common Stock held by Rise Elite.

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(3) Includes (i) 2,675,790 shares of Common Stock of the Company and (ii) 2,407,410 shares of the Company’s Common Stock upon conversion of 80,247 shares of Series B Preferred Stock.

(4) Includes (i) 2,675,790 shares of Common Stock of the Company, (ii) 2,407,410 shares of the Company’s Common Stock upon conversion of 80,247 shares of Series B Preferred Stock and (iii) 12,653,160 shares of the Company’s Common Stock held by Rise Elite, over which Liang Deli holds voting and dispositive power.

RELATED PARTY TRANSACTIONS

The following table provides the details of amounts due from related companies:

	December 31, 2013	December 31, 2012
Rise Elite International Ltd.	$830	$830
Daqing Sunway Software Tech Co., Ltd.	399,628	126,962
Total	$400,628	$127,792

Amount due from Rise Elite International Ltd. was $830, a related company where Mr. Liang Deli, our President, Chief Executive Officer and Chairman, is a shareholder. The amount is held by Rise Elite for the initial setup expenses. The amount was unsecured, interest free and repayable on demand.

Amount due from Daqing Sunway Software Tech Co., Ltd. was $399,628, a related company where Mr. Zhao Qichao is a shareholder. Mr. Zhao owns approximately 14.46% of our Common Stock. The amount was unsecured, interest free and repayable on demand.

Director Independence

The Company currently has one director, Liang Deli. Mr. Liang does not qualify as an “independent” director as that term is defined under the federal securities laws and the rules of The NASDAQ Stock Market.

MANAGEMENT

Set forth below is certain information regarding our directors and executive officers.  Our Board is comprised of only one director.

The following table sets forth certain information with respect to our directors and executive officers.

Directors and Executive Officers	Position/Title	Age
Liang Deli	President, Chief Executive Officer and Chairman	51
Samuel Sheng	Chief Financial Officer	43
Sun Weishan	Chief Operating Officer and Secretary	52

Each of our executive officers and directors is a citizen of the People’s Republic of China. There are no family relationships between any of our directors or executive officers.

Each of our directors is elected to serve until the next annual meeting of our stockholders and until his successor is elected and qualified or until such director’s earlier death, removal or termination.

Set forth below is biographical information about our current directors and executive officers:

Liang Deli, our President and Chief Executive Officer and a director, has been Chairman of the Board, CEO since September 2011, and became a director upon the resignation of Richard Astrom in June 2007. He has been Vice President of Sunway since August 1997, and is under contract to serve in that position until 2017. Mr. Liang’s area of focus is Sunway’s technology and market operations. Mr. Liang received a Bachelor degree in the field of Automatic Systems Design and Control from Shenyang Industry University in Liaoning Province, China in 1983.

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Samuel Sheng has been Chief Financial Officer since November 2007. Mr. Sheng has held numerous management positions requiring expertise in financial and accounting matters. From 2004 until his appointment with the Company, he served as the Chief Financial Officer of American Lorain Corp, and from 2002 through 2004 he served as President and Chief Financial Officer of LinyiJiangxing Steel Ltd.

Sun Weishan has been Secretary and Chief Operating Officer since December 2007. Prior to joining the Company, from April 2001 to December 2006 Mr. Sun served as Executive Director, Vice President, Assistant General Manager, and Secretary of the Board of Directors for Daqing Sunway. Mr. Sun graduated from Yenshan University and Daqing Petroleum Institute with degrees in mechanical engineering and chemical engineering, respectively.

To our knowledge, none of our directors and executive officers has been convicted in a criminal proceeding during the past ten years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Board of Directors

Our directors are elected by the vote of a plurality in interest of the holders of our voting stock and hold office for a term of one year and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board individually or collectively consent in writing to the action.

The Board held one meeting during the fiscal year of 2013. These meetings include meetings that were held by means of a conference telephone call, but do not include actions taken by unanimous written consent.

Each director attended 100% of the total number of meetings of the Board during the year.

Director Experience

The Board believes that each of the Company’s directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the Company’s stockholders. When evaluating candidates for election to the Board, the Board seeks candidates with certain qualities that it believes are important, including integrity, an objective perspective, good judgment, and leadership skills. The Board believes that through their varying backgrounds, the Company’s directors bring a wealth of experiences, new ideas and solutions to the Board. Specifically, the Board has noted that our director has the following skills and qualifications that, among others, have made him particularly suited to serve as a director of the Company:

Mr. Liang Deli is 51 years old, holds a bachelor’s degree, and is a senior engineer. He joined Sunway in 1997 and led the R&D team to National New Product Award. Mr. Liang received an MBA from Tsinghua University and spent two years training in Japan and Singapore.

Audit Committee

We have not yet appointed an audit committee, and our board of directors currently acts as our audit committee. At the present time, we believe that the Board is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

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Audit Committee Financial Expert

We do not currently have a member who qualifies as an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. Our board of directors is in the process of searching for a suitable candidate for this position.

Code of Ethics

We have not adopted a code of ethics to apply to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions because, until recently, we have not been an operating company. We expect to adopt a Code of Ethics in the near future.

Board Leadership and Risk Oversight

Our Chief Executive Officer also serves as Chairman of the Board. The Board believes that the Company’s Chief Executive Officer is best situated to serve as Chairman of the Board because he is the director most familiar with our business and industry and the director most capable of identifying strategic priorities and executing our business strategy. In addition, having one person serve as both Chairman and Chief Executive Officer eliminates potential for confusion and provides clear leadership for the Company, with a single person setting the tone and managing our operations. The Board oversees specific risks, including, but not limited to:

•	appointing, retaining and overseeing the work of the independent auditors, including resolving disagreements between the management and the independent auditors relating to financial reporting;

•	approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing annually the independence and quality control procedures of the independent auditors;

•	reviewing, approving, and overseeing risks arising from proposed related party transactions;

•	discussing the annual audited financial statements with the management;

•	meeting separately with the independent auditors to discuss critical accounting policies, management letters, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and

•	monitoring the risks associated with management resources, structure, succession planning, development and selection processes, including evaluating the effect the compensation structure may have on risk decisions.

Nominating Procedures

During 2013, there were no material changes to the procedures by which security holders may recommend nominees to our Board of Directors.

Certain Legal Matters

We are not aware of any material governmental or regulatory approval or filing required for completion of the Reverse Stock Split, other than compliance with the applicable federal and state securities laws and the corporate law of the State of Nevada.

FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT

Summarized below are certain material federal income tax consequences to us and our stockholders resulting from the Reverse Stock Split. This summary is based upon United States federal income tax law, as currently in effect, which is subject to differing interpretations or change, possibly on a retroactive basis. This summary addresses only those stockholders who have held their shares as capital assets. This summary does not discuss all aspects of federal income taxation that may be important to stockholders in light of their individual circumstances. In addition, this summary does not discuss any state, local, foreign, or other tax considerations. This summary assumes that each stockholder is a United States citizen and has held, and will hold, shares of Common Stock as capital assets under the Internal Revenue Code of 1986, as amended. Each stockholder should consult its tax advisor as to the particular federal, state, local, foreign, and other tax consequences, in light of their specific circumstances.

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Tax Consequences to the Company

We believe that the Reverse Stock Split will be treated as a tax-free “recapitalization” for federal income tax purposes and, accordingly, it should not result in any material federal income tax consequences to us. We will not apply for any ruling from the Internal Revenue Service, nor will we receive an opinion of counsel with respect to the tax consequences of the Reverse Stock Split.

Tax Consequences to Stockholders Who Do Not Receive Cash for Fractional Shares

A stockholder who receives no cash payment as a result of the Reverse Stock Split, but continues to hold shares of our Common Stock directly immediately after the Reverse Stock Split, will not recognize any gain or loss for United States federal income tax purposes. The aggregate adjusted tax basis of the shares held immediately after the Reverse Stock Split will equal the aggregate adjusted tax basis of the shares held immediately prior to the Reverse Stock Split, and the holding period of the shares will be the same as immediately prior to the Reverse Stock Split.

Tax Consequences to Stockholders Whose Entire Interest in Our Common Stock,Both Directly and Indirectly, is Terminated

A stockholder who receives a cash payment for a fractional share of our Common Stock as a result of the Reverse Stock Split and does not continue to hold our shares directly, or indirectly by virtue of being related to a person who continues to hold shares of our Common Stock directly, immediately after the Reverse Stock Split, will recognize capital gain or loss, for United States federal income tax purposes, equal to the difference between the cash received for the Common Stock and the aggregate adjusted tax basis in such stock.

Tax Consequences to Stockholders Whose Entire Interest in Our Common Stock,Directly but Not Indirectly, is Terminated

A stockholder that receives cash for a fractional share as a result of the Reverse Stock Split, but is treated as a continuing stockholder by virtue of being related to a person who continues to hold our shares directly immediately after the Reverse Stock Split, will recognize capital gain or loss in the same manner as set forth in the previous paragraph, provided that the receipt of cash either (1) is “not essentially equivalent to a dividend”, or (2) constitutes a “substantially disproportionate redemption of stock”, as described below.

(1) Not Essentially Equivalent to a Dividend. The receipt of cash is “not essentially equivalent to a dividend” if the reduction in the stockholder’s proportionate interest in us resulting from the Reverse Stock Split (taking into account for this purpose the stock owned by persons to whom the stockholder is related) is considered a “meaningful reduction” given the stockholder’s particular facts and circumstances. The Internal Revenue Service has ruled that a small reduction by a minority stockholder whose relative stock interest is minimal and who exercises no control over the affairs of the corporation will satisfy this test.

(2) Substantially Disproportionate Redemption of Stock. The receipt of cash in the Reverse Stock Split will be a “substantially disproportionate redemption of stock” if (a) the stockholder owns less than 50% of the total combined voting power of all classes of stock entitled to vote, and (b) the percentage of our voting stock owned by the stockholder (and by persons to whom the stockholder is related) immediately after the Reverse Stock Split is less than 80% of the percentage of shares of voting stock owned by the stockholder immediately before the Reverse Stock Split.

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In applying the foregoing “Not Essentially Equivalent to a Dividend” and “Substantially Disproportionate Redemption of Stock” tests, the stockholder will be treated as owning shares of Common Stock actually or constructively owned by certain individuals and entities related to the stockholder. If the receipt of cash in exchange for a fractional share is not treated as capital gain or loss under either of the tests, it will be treated first as ordinary dividend income to the extent of the stockholder’s ratable share of our current and accumulated earnings and profits, then as a tax-free return of capital to the extent of the stockholder’s aggregate adjusted tax basis in the shares, and any remaining amount will be treated as capital gain. Capital gain or loss recognized will be long-term if the stockholder’s holding period with respect to the stock surrendered is more than one year at the time of the Reverse Stock Split. The deductibility of capital loss is subject to limitations. In the case of a stockholder who is an individual, long-term capital gain and dividend income should generally be subject to United States federal income tax at a maximum rate of 20%. In addition, beginning in 2013, the capital gain and dividend income of individuals whose modified adjusted gross income (MAGI) exceeds certain threshold amount will also be subject to a 3.8% tax imposed on "net investment income." The MAGI threshold amounts are $250,000 for joint returns and surviving spouses, $125,000 for married filing separately, and $200,000 in all other cases.

The foregoing discussion summarizing certain federal income tax consequences does not refer to the particular facts and circumstances of any specific stockholder. Stockholders are urged to consult their own tax advisors for more specific and definitive advice as to the federal income tax consequences to them of the Reverse Stock Split, as well as advice as to the application and effect of state, local and foreign income and other tax laws.

Item 2.                 Subject Company Information.

(a)           Name and Address.

The name of the subject company is Sunway Global Inc., a Nevada corporation. The Company has its principal executive offices located at Daqing Hi-Tech Industry Development Zone, Daqing, Heilongjiang, People’s Republic of China, 163316. The Company’s telephone number is 86-10-61779332.

(b)           Securities.

The exact title of the class of the subject equity securities is “Common Stock, par value $0.0000001 per share.”  There were 18,499,736 outstanding shares of Common Stock as of July 29, 2014.

(c)-(d)     Trading Market and Price; Dividends.

See information set forth under the caption “The Company’s Securities” on page 14.

(e)           Prior Public Offerings.

None.

(f)            Prior Stock Purchases.

None.

Item 3.                 Identity and Background of Filing Persons.

(a)-(c)      Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The information regarding each director and executive officer of the Company is set forth under the caption “Management” above. The information regarding stockholders owning more than 10% of shares of our Common Stock is set forth under the caption “Security Ownership of Certain Beneficial Owners and Management.”

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Item 4.                 Terms of the Transaction.

(a)(1)        Material Terms.  Tender Offers.

Not Applicable.

(a)(2)        Material Terms.  Mergers or Similar Transactions.

Not applicable.

(c)            Different Terms.

None.

(d)            Appraisal Rights.

See “Special Factors – Board of Directors and Stockholder Approval” starting on page 11 and “Special Factors - Dissenters’ Rights” starting on page 11.

(e)            Provisions For Unaffiliated Security Holders.

See information under the caption “Special Factors – Access Rights” starting on page 13.

(f)             Eligibility for Listing or Trading.

Not applicable.

Item 5.                 Past Contacts, Transactions, Negotiations and Agreements

(a)            Transactions.

See information set forth under the caption “Related Party Transactions” on page 16.

(b)            Significant Corporate Events.

None.

(c)            Negotiations or Contracts.

None.

(e)            Agreements involving the Subject Company’s Securities.

On August 24, 2013, Vision Opportunity Master Fund Ltd and Vision Capital Advantage Fund, LP (the “Sellers”) entered into a Sale and Purchase Agreement (the “Agreement”) with Liang Deli, the Chief Executive Officer and Chairman of the Company and Zhao Qichao (together with Mr. Liang, the “Buyers”). Pursuant to the Agreement, the Sellers agreed to sell and transfer 4,896,959 shares of Common Stock of the Company and 160,494 shares of Series B Convertible Preferred Stock of the Company to the Buyers for an aggregate purchase price of $1,250,000. This transaction was completed on December 2, 2013.

Item 6.                 Purposes of the Transaction and Plans or Proposals

(b)           Use of Securities Acquired.

The fractional shares of Common Stock acquired by the Company in the Reverse Stock Split will be cancelled and returned to the status of authorized but unissued shares.

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(c)(1)-(8)  Plans.

The transaction is a Reverse Stock Split. See information set forth under the caption “Special Factors – Effects of the Reverse Stock Split.”

Item 7.                 Purposes, Alternatives, Reasons and Effects

(a)            Purposes.

See information set forth under the captions “Special Factors – Purpose and Reasons for the Reverse Stock Split” above starting on page 4.

(b)           Alternatives.

See information set forth under the caption “Special Factors – Alternatives to the Reverse Stock Split” above starting on page 7.

 (c)           Reasons.

See information set forth under the caption “Special Factors – Purpose and Reasons the Reverse Stock Split” above starting on page 4.

(d)            Effects.

See information set forth under the caption “Special Factors – Effects of the Reverse Stock Split” above starting on page 7.

Item 8.                 Fairness of the Transaction

(a)-(b)      Fairness; Factors Considered in Determining Fairness.

The Company reasonably believes that the Transaction is substantively and procedurally fair to unaffiliated stockholders, including non-affiliated stockholders . See information set forth under the captions “Special Factors – Background of the Transaction”, “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Reports, Opinions or Appraisals” starting on page 9 of this Schedule.

(c)           Approval of Security Holders.

See information set forth under the captions “Special Factors – Fairness of the Reverse Stock Split,” “Special Factors – Board of Directors and Stockholder Approval” and “Special Factors – Reports, Opinions or Appraisals” starting on page 9 of this Schedule.

(d)           Unaffiliated Representative.

The Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the transaction. See the information set forth under the caption “Special Factors – Fairness of the Reverse Stock Split” starting on page 6.

(e)           Approval of Directors.

The Transaction has not been approved by a majority of the directors of the Company who are not employees of the Company. The Company has one director who also serves as President and Chief Executive Officer of the Company. See information set forth under the caption “Special Factors – Board of Directors and Stockholder Approval.”

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(f)             Other Offers.  Not applicable.

Item 9.                 Reports, Opinions, Appraisals and Negotiations

(a)- (b)     Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.

See information set forth in the Information Statement under the captions “Special Factors – Background of Transaction”, “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Reports, Opinions or Appraisals” on page 9.

 (c)           Availability of Documents.

The reports, opinions or appraisal in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock, or any representative designated in writing by any such holder upon written request and at the expense of the requesting stockholder.

Item 10.              Source and Amount of Funds or Other Consideration

(a)           Sources of Funds or Other Consideration.

See information set forth under the caption “Special Factors – Source and Amount of Funds” on page 13.

(b)           Conditions.

Not applicable.

(c)           Expenses.

See information set forth under the caption “Special Factors – Source and Amount of Funds” on page 13.

 (d)           Borrowed Funds.

None.

Item 11.               Interest in Securities of the Subject Company

(a)           Securities Ownership.

See information set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” starting on page 15.

(b)           Securities Transactions.

None.

Item 12.              The Solicitation or Recommendation

(d)           Intent to Tender or Vote in a Going-Private Transaction.

Not applicable.

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(e)           Recommendations of Others.

Not applicable.

Item 13.              Financial Statements

(a)           Financial Information.

The audited financial statements and unaudited interim financial statements are incorporated herein by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

The Form 10-K and the Form 10-Q are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  The Form 10-K and Form 10-Q are also available to the public from the SEC’s website at www.sec.gov.

(b)           Pro Forma Information.  Not Applicable.

Item 14.               Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b)      Solicitations or Recommendations; Employees and Corporate Assets.

Not applicable.

Item 15.               Additional Information

 (b)           Other Material Information.

None.

Item 16.               Exhibits

Item 1016 of Regulation M-A:

Exhibit	Description

(a)	None.

(b)	None.

(c)	Opinion of Halcyon Cabot Partners, Ltd., dated as of July 7, 2014, rendered to the Board of Directors of Sunway Global Inc *

(f)	Chapter 92A of the Nevada Revised Statutes *

(g)	None.

* Incorporated herein by reference to exhibits to the Company’s Schedule 13E-3 filed with the SEC on July 30, 2014.

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SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   October 28, 2014

SUNWAY GLOBAL, INC.

By:	/s/ Liang Deli
Name: Liang Deli
Title: Chief Executive Officer

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